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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________


                                    FORM 8-B


          FOR REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              SOLECTRON CORPORATION
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



             Delaware                                 94-2447045
----------------------------------------   ---------------------------------
(State of incorporation or organization)   (IRS Employer Identification No.)


                              777 Gibraltar Drive
                              Milpitas, CA  95035
              (Address of principal executive offices) (Zip Code)

                          -------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                     Name of each exchange on which
      to be so registered                      each class is to be registered
      --------------------                     ------------------------------

                    Common Stock, $.001 par value per share
                    ---------------------------------------
                                (Title of Class)


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None


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Item 1.  General Information.

         (a) The registrant, Solectron Corporation (the "Company" or the "Registrant"), was incorporated in Delaware on January 27, 1997.

         (b)     Registrant's fiscal year ends on August 31.

Item 2.  Transaction of Succession.

         (a) The predecessor to the Company was Solectron Corporation, a California corporation ("Solectron California"). Solectron California had Common Stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

         (b) On February 25, 1997, Solectron California merged into the Company to effect a reincorporation into Delaware (the "Merger"). Pursuant to the Agreement and Plan of Merger of Solectron Corporation, a Delaware corporation and Solectron Corporation, a California corporation, each share of Solectron California's Common Stock no par value was automatically converted into one share of the Company's Common Stock, $0.001 par value, on the effective date of the Merger. Each stock certificate representing issued and outstanding shares of Solectron California's Common Stock from the date of the Merger represents the same number of shares of the Company's Common Stock.

Item 3.  Securities to be Registered.

         The authorized capital stock of Registrant consists of 200,000,000 shares of Common Stock, $.001 par value per share, and 1,200,000 shares of Preferred Stock, $.001 par value per share. As of January 31, 1997, 63,952,655 shares of Common Stock were outstanding. None of such issued shares were held in treasury as of January 31, 1997. No shares of Preferred Stock were outstanding as of January 31, 1997.

Item 4.  Description of Securities to be Registered.

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted upon by the stockholders, except that stockholders may cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by Registrant's Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Registrant, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.





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         Certain provisions of the Certificate of Incorporation and Bylaws of the Company may be considered to have antitakeover implications. Such provisions could discourage certain attempts to obtain control of the Company, even though such attempts might be beneficial to the Company and its stockholders.

         The Bylaws of the Company contain an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors (the "Nomination Procedure") and with regard to certain matters to be brought before any meeting of stockholders (the "Business Procedure"). The Nomination Procedure provides that only persons nominated by or at the direction of the Board of Directors or by a stockholder who has given timely written notice in proper form to the Secretary of the Company prior to the meeting, will be eligible for election as directors. The Business Procedure provides that at a meeting of stockholders only such business may be conducted as has been brought before the meeting by or at the direction of the Board of Directors or by a stockholder who has given timely written notice in proper form to the Secretary of the Company prior to the meeting of such stockholder's intention to bring business before the meeting.

         The Certificate of Incorporation of the Company authorizes 1,200,000 shares of Preferred Stock, with a par value of $.001 per share. Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further vote or action by the stockholders, to fix the designation, powers, preferences, and rights of the shares of each series of Preferred Stock and the qualifications, limitations or restrictions thereof including, but not limited to, dividend rights, conversion privileges, voting rights, terms of redemption and liquidation preferences. At present, there are no shares of Preferred Stock outstanding.

         The Certificate of Incorporation of the Company provides that to the fullest extent permitted by Delaware law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation also incorporates any future amendments to Delaware law with respect to the elimination of such liability.

         Section 203 of the Delaware General Corporation Law, from which the Company has not opted out in its Certificate of Incorporation, restricts certain "business combinations" with interested stockholders" for three years following the date that a person or entity becomes an interested stockholder, unless the Board of Directors approves the business combination and/or certain other requirements are met.





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Item 5.          Financial Statements and Exhibits.

         (a) Financial Statements. Not applicable. The capital structure and balance sheets of the Company immediately after the Merger were substantially the same as those of Solectron California.

         (b)     Exhibits.

                 (i) Proxy Statement. Not applicable. The capital structure and balance sheets of the Company immediately after the Merger were substantially the same as those of Solectron California.

                 (ii)     Other Exhibits.

                          1.1     Agreement and Plan of Merger between
                                  Registrant and Solectron California.
                          3.1     Certificate of Incorporation of Registrant.
                          3.2     Bylaws of Registrant.
                          10.1(1) Preferred Stock Purchase Agreement dated
                                  September 29, 1983, together with amendments thereto dated February 28, 1984 and June 23, 1988.
                          10.2(1) Form of Indemnification Agreement between
                                  Solectron California and its officers,
                                  directors and certain other key employees.
                          10.3(1) Amendment to Exhibit 10.2
                          10.4(2) 1983 Incentive Stock Option Plan, as amended
                                  August 13, 1991.
                          10.5(3) 1988 Employee Stock Purchase Plan, as amended
                                  October 1992.
                          10.6(4) Amended and Restated 1992 Stock Option Plan. 10.8(5*)Asset Purchase Agreement dated as of January
                                  29, 1996, as amended and restated of March 29, 1996 by and among Solectron Texas, L.P., Solectron California and Texas Instruments, Incorporated.
                          10.10(6)Stock Acquisition Agreement dated August 28,
                                  1993, between Solectron California and
                                  Solectron California Corporation.
                          10.11(6)Multicurrency Credit Agreement dated June 30,
                                  1993, between Solectron California and Bank of America National Trust and Savings Association as Agent and Issuing Bank.
                          10.12(7)Lease Agreement between BNP Leasing
                                  Corporation, as Landlord, and Solectron
                                  California, as Tenant, Effective September 6, 1994.
                          10.13(7)Purchase Agreement, by and between Solectron
                                  California and BNP Leasing Corporation, dated September 6, 1994.
                          10.14(7)Pledge and Security Agreement, by and between
                                  Solectron California, as Debtor, and BNP
                                  Leasing Corporation, as Secured Party, dated
                                  September 6, 1994.
                          10.15(7)Assignment and Assumption Agreement between
                                  Solectron California and Solectron California Corporation, dated November 9, 1994.





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                          10.16(7)Custodial Agreement by and between Solectron
                                  California, Banque Nationale De Paris, and
                                  BNP Leasing Corporation, dated September 6,
                                  1994.
                          10.17(7)First Amendment to Multicurrency Credit
                                  Agreement, dated August 29, 1994.
                          10.18(7)Second Amendment to Multicurrency Credit
                                  Agreement, dated September 30, 1994.
                          10.19(8)Agreement and Plan of Reorganization, by and
                                  among the Solectron California, Force Acq.
                                  Corp. and Force Computers, Inc. as amended.
                          10.20(9)Form of Indemnification Agreement to be
                                  entered into between Registrant and its
                                  officers, directors and certain other key employees.
                          11.(10) Statement re: Computation of Earnings of
                                  Solectron California.
                          21.(10) Subsidiaries of Registrant.

__________________________________
(1) Incorporated by reference to the Exhibits to Solectron California's Registration Statement on Form S-1 (File No. 33-22840).
(2) Incorporated by reference to the Exhibits to Solectron California's Registration Statement on Form S-8 (File No. 33-46686).
(3) Incorporated by reference to the Exhibits to Solectron California's Form 10-K for the year ended August 31, 1992.
(4) Incorporated by reference to the Exhibits to Solectron California's Registration Statement on Form S-8, filed February 2, 1995 (File No. 33-75270).
(5) Incorporated by reference to the Exhibits of the Solectron California's Form 10-Q for the quarter ended February 29, 1996.
(6) Incorporated by reference to the Exhibits to Solectron California's Form 10-K for the year ended August 31, 1993.
(7) Incorporated by reference to the Exhibits to Solectron California's Form 10-K for the year ended August 31, 1994.
(8) Incorporated by reference to the Exhibits to the Solectron California's Registration Statement on Form S-4 as amended, filed November 20, 1996. (File No. 333-15983).
(9) Incorporated by reference to the Exhibits to Solectron California's Definitive Proxy Statement on Schedule 14-A, filed December __, 1996.
(10) Incorporated by reference to the Exhibits to Solectron California's Form 10-Q for the quarter ended December 31, 1996.


* Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.





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                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SOLECTRON CORPORATION


Date:  February 25, 1997                By:/s/ Susan Wang
                                           ------------------------------------
                                           Susan Wang
                                           Senior Vice President,
                                           Chief Financial Officer and Secretary











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                                 EXHIBIT INDEX


                                                                        Page
                                                                       Number
                                                                       Under
                                                                     Sequential
Exhibit                                                               Numbering
  No.                        Exhibit                                   System
-------                      -------                                   ------



   1.             Agreement and Plan of Merger.

 3.1              Registrant's Certificate of Incorporation.

 3.2              Registrant's Bylaws.